Exhibit 12

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in millions)
Earnings:
Income from continuing operations before income taxes	$224.5	$(62.8)	$(908.7)	$1,148.1	$1,111.7
Minority interest in income and preferred returns of consolidated subsidiaries	21.4	19.4	41.8	71.7	56.8
Less: Equity earnings	(49.9)	(20.3)	(73.0)	(22.7)	(21.8)

Income from continuing operations before income taxes, minority interest in income and preferred returns of consolidated subsidiaries and equity earnings	196.0	(63.7)	(939.9)	1,197.1	1,146.7
Add:
Fixed charges:
Interest accrued, including proportionate share from equity-method investees	841.5	1,298.3	1,172.4	700.8	629.5
Rental expense representative of interest factor	19.7	26.7	23.8	23.8	23.1
Preferred distributions	—	47.8	58.1	95.7	71.6

Total fixed charges	861.2	1,372.8	1,254.3	820.3	724.2
Distributed income of equity investees	60.5	21.5	81.3	50.9	27.4
Less:
Capitalized interest	(6.7)	(45.5)	(27.3)	(36.9)	(32.1)
Preferred distributions	—	(47.8)	(58.1)	(95.7)	(71.6)

Total earnings as adjusted	$1,111.0	$1,237.3	$310.3	$1,935.7	$1,794.6

Fixed charges	$861.2	$1,372.8	$1,254.3	$820.3	$724.2

Ratio of earnings to fixed charges	1.29	(a )	(a )	2.36	2.48

(a)	Earnings were inadequate to cover fixed charges by $135.5 million and $944.0 million for the years ended December 31, 2003 and 2002, respectively.